Ilex Organics LLC (the “Company”) a Delaware Company

Financial Statements

For the fiscal year ended December 31, 2023

Unaudited

Consolidated, Summary

BALANCE SHEET	2022	2023
ASSETS		
Cash & Equivalents		
Bank Accounts	$29,389	$109,668
Accounts Receivable		
Accounts Receivable (A/R)	$130,184	$29,975
Inventory		
Inventory - Finished Goods	$92,512	$4,201
Inventory - Packaging	$45,168	$46,244
Inventory - Raw Materials & Components	$61,375	$24,478
IV-Work In Progress	($15,707)	$241
PrePaid Inventory	$0	$3,000
Total Inventory	**$183,348**	**$78,165**
Other Current Assets		
Due from Ilex Ag LLC	$23,701	$23,701
Intercompany Activity	$101	$0
Clearing Accounts	($2,701)	$5,197
Undeposited Funds	$482	$0
Gator Mills Facility - Work In Process	$13,471	$0
InKind Services Pending	$0	$75,000
Total Other Current Assets	**$35,053**	**$103,898**
Total Current Assets	**$377,974**	**$321,705**
Fixed Assets		
Plant Equipment	$30,500	$36,750
Investments or Other Non-Current Assets		
Deposits - Utility	$1,000	$0
Intangible Assets	$79,100	$79,100
zAccumulated amortization	($31,807)	($31,807)
Total Investments or Other Non-Current Assets	**$48,293**	**$47,293**
Total Non-Current Assets	**$78,793**	**$84,043**
Total Assets	**$456,767**	**$405,748**
LIABILITIES		
Short Term Debt		
Credit Cards Payable	$63,166	$24,578
Gift Card Liability	$385	$510
Total Short Term Debt	**$63,551**	**$25,088**
Accounts Payable		
Accounts Payable (A/P)	$205,248	$300,360
Tax Liability		
Florida Department of Revenue Payable	$501	$880
Mississippi Department of Revenue Payable	$80	$0
Out Of Scope Agency Payable	($26)	$0
Total Tax Liability	**$555**	**$880**
Total Current Liabilities	**$269,354**	**$326,328**

	2022	2023
Other Non-Current Liabilities		
Notes Payable	$1,085,977	$1,110,077
Total Non-Current Liabilities	**$1,085,977**	**$1,110,077**
Total Liabilities	**$1,355,332**	**$1,436,405**
EQUITY		
Retained Earnings		
Retained Earnings	($610,244)	($1,619,976)
Current Earnings		
Net Income	($1,009,732)	($569,121)
Other Equity		
.YB Partners	$41,412	$41,412
Ilex Investors	$535,000	$530,000
SAFE note issued	$145,000	$420,000
.WeFunder SPV SAFE	$0	$167,028
Total Other Equity	**$721,412**	**$1,158,440**
Total Equity	**($898,565)**	**($1,030,657)**
Total Liabilities & Equity	**$456,767**	**$405,748**

PROFIT & LOSS	Ilex Management, LLC	ilex Merchandise, LLC	Ilex Organics, LLC	Total
Revenue				
Cafe Sales	$0	$24,454	$0	$24,454
Event Sales	$0	$2,702	$0	$2,702
Marketplace Revenue				
Shopify Sales	$0	$98,406	$0	$98,406
TV Home Shopping Sales	$0	$55	$0	$55
Total Marketplace Revenue	**$0**	**$98,461**	**$0**	**$98,461**
Platform Revenue				
Amazon Sales	$0	$104,901	$0	$104,901
Faire Sales	$0	$19,433	$0	$19,433
Total Platform Revenue	**$0**	**$124,334**	**$0**	**$124,334**
Wholesale Revenue				
Wholesale Tea	$0	$161,740	$0	$161,740
Sales of Product Income	$0	$6,499	$0	$6,499
Total Wholesale Revenue	**$0**	**$168,239**	**$0**	**$168,239**
Other Revenue				
Interest earned	$0	$0	$1	$1
zCredit card rewards	$0	$279	$0	$279
Total Other Revenue	**$0**	**$279**	**$1**	**$279**
Tours Yaupon Factory	$0	$16	$0	$16
Total Revenue	**$0**	**$418,485**	**$1**	**$418,486**
Cost of Sales				
Cafe Related Costs				
Cafe - Food Purchases	$0	$3,960	$0	$3,960
Cafe - Shop IV Purchases	$0	$24	$0	$24
Cafe - Supplies & Materials	$0	$2,825	$0	$2,825
Total Cafe Related Costs	**$0**	**$6,809**	**$0**	**$6,809**
Tea Production Related Costs				
Cost of Goods Sold - Tea	$0	$202,878	$0	$202,878
Packaging and Packaging Supplies	$0	$9,403	$0	$9,403
Production Supplies	$0	$2,628	$0	$2,628
Ingredients Expense	$0	$700	$0	$700
Total Tea Production Related Costs	**$0**	**$215,609**	**$0**	**$215,609**

	Ilex Management, LLC	ilex Merchandise, LLC	Ilex Organics, LLC	Total
Freight & Shipping				
Freight In Expense	$0	$698	$0	$698
Shipping Out Expense	$0	$73,018	$0	$73,018
Total Freight & Shipping	**$0**	**$73,717**	**$0**	**$73,717**
Vendor Chargebacks	$0	$7,314	$0	$7,314
Yaupon Trees	$0	$608	$0	$608
Total Cost of Sales	**$0**	**$304,055**	**$0**	**$304,055**
Gross Profit	**$0**	**$114,429**	**$1**	**$114,430**
Expenses				
Marketing, Sales, Promotion				
Advertising, Marketing and Promotion	$35,946	$5,701	$0	$41,647
Advertising - Social media	$30,357	$0	$0	$30,357
Event Expense	$130	$3,979	$0	$4,109
Sales Commission Expense	$423	$0	$0	$423
Total Marketing, Sales, Promotion	**$66,856**	**$9,680**	**$0**	**$76,536**
Personnel Related Costs				
Cafe - Support	$880	$0	$0	$880
Production Labor Support	$124,759	$946	$0	$125,705
Senior Staff - Production	$5,890	$0	$0	$5,890
Sales and Marketing representation	$72,265	$0	$0	$72,265
Senior Staff - Development & Promotion	$26,707	$0	$0	$26,707
Total Personnel Related Costs	**$230,502**	**$946**	**$0**	**$231,447**
Facilities & Vehicles				
Rent	$0	$58,685	$0	$58,685
Repairs & maintenance	$530	$3,404	$0	$3,934
Security Services	$0	$1,060	$0	$1,060
Vehicle gas & fuel	$0	$1,745	$0	$1,745
Utilities	$963	$12,654	$0	$13,616
Total Facilities & Vehicles	**$1,493**	**$77,548**	**$0**	**$79,041**
Overhead & Administration				
Bank fees & service charges	$6,068	$11,445	$0	$17,513
Rebates & Penalties	$0	$94	$0	$94
Paypal Fees	$0	$219	$0	$219
Bad Debt Expense	$0	$3,313	$0	$3,313
Business licences	$43	$1,342	$0	$1,385
Contributions to charities	$0	$1,161	$0	$1,161
Fundraising Fee	$0	$0	$12,527	$12,527
Insurance	$3,974	$0	$0	$3,974
Insurance - Workers Compensation	$13,317	$0	$0	$13,317
Interest paid	$266	$134	$55,531	$55,931
Legal and Professional Services	$0	$4,167	$0	$4,167
Legal Services	$11,546	$0	$0	$11,546
Professional Fees & Services	$60,401	$0	$0	$60,401
Memberships and Subscriptions	$0	$271	$0	$271
Office supplies	$663	$1,225	$0	$1,888
Online Systems Maintenance & Support	$59,812	$0	$0	$59,812
Supplies & materials	$0	$42	$0	$42
Software and Systems Applications	$19,467	$10,687	$0	$30,154
Taxes, Licenses & Permits	$55	$0	$0	$55
Taxes paid	$0	$1,813	$0	$1,813
Travel - Air	$1,956	$853	$0	$2,809
Travel - Lodging	$2,787	$2,938	$0	$5,726
Travel - Meals	$1,089	$2,151	$0	$3,240
Travel - Transportation	$3,819	$1,351	$0	$5,170
Total Overhead & Administration	**$185,262**	**$43,207**	**$68,058**	**$296,527**

	Ilex Management, LLC	ilex Merchandise, LLC	Ilex Organics, LLC	Total
Total Expenses	$484,112	$131,381	$68,058	$683,551
Operating Profit	($484,112)	($16,952)	($68,057)	($569,121)
Net Income	($484,112)	($16,952)	($68,057)	($569,121)

PROFIT & LOSS	Q1 2023	Q2 2023	Q3 2023	Q4 2023	Total
Revenue					
Cafe Sales	$6,830	$8,018	$7,115	$2,491	$24,454
Event Sales	$461	$166	$168	$1,907	$2,702
Marketplace Revenue	$25,408	$20,326	$15,154	$37,573	$98,461
Platform Revenue	$36,269	$26,975	$25,507	$35,582	$124,334
Wholesale Revenue	$28,575	$71,083	$45,409	$23,172	$168,239
Other Revenue	$145	$83	($155)	$206	$279
Tours Yaupon Factory	$0	$16	$0	$0	$16
Total Revenue	**$97,688**	**$126,667**	**$93,198**	**$100,932**	**$418,486**
Cost of Sales					
Cafe Related Costs	$517	$3,491	$1,825	$976	$6,809
Tea Production Related Costs	$49,615	$65,654	$47,590	$52,750	$215,609
Freight & Shipping	$19,783	$11,951	$15,732	$26,250	$73,717
Vendor Chargebacks	$181	$0	$0	$7,132	$7,314
Yaupon Trees	$400	$208	$0	$0	$608
Total Cost of Sales	**$70,496**	**$81,304**	**$65,147**	**$87,108**	**$304,055**
Gross Profit	**$27,192**	**$45,363**	**$28,051**	**$13,824**	**$114,430**
Expenses					
Marketing, Sales, Promotion	$25,033	$12,885	$14,551	$24,067	$76,536
Personnel Related Costs	$58,534	$48,019	$52,382	$72,512	$231,447
Facilities & Vehicles	$18,631	$18,162	$20,314	$21,933	$79,041
Overhead & Administration	$80,926	$71,356	$72,669	$71,576	$296,527
Total Expenses	**$183,124**	**$150,421**	**$159,917**	**$190,088**	**$683,551**
Operating Profit	**($155,932)**	**($105,058)**	**($131,866)**	**($176,264)**	**($569,121)**
Net Income	**($155,932)**	**($105,058)**	**($131,866)**	**($176,264)**	**($569,121)**

Consolidated, Detail

BALANCE SHEET	Ilex Management, LLC	ilex Merchandise, LLC	Ilex Organics, LLC	Total
ASSETS				
Cash & Equivalents				
Bank Accounts				
CK - BofA - 5037	$0	$6,696	$0	$6,696
CK - BofA - 5066	$2,112	$0	$0	$2,112
CK - Southern Bancorp 4521	$0	$0	$46	$46
SV - BofA - 5082	$0	$0	$100,700	$100,700
PayPal Funds Account	$0	$115	$0	$115
Total Bank Accounts	**$2,112**	**$6,811**	**$100,745**	**$109,668**
Total Cash & Equivalents	**$2,112**	**$6,811**	**$100,745**	**$109,668**
Accounts Receivable				
Accounts Receivable (A/R)	$0	$29,975	$0	$29,975
Inventory				
Inventory - Finished Goods	$0	$4,201	$0	$4,201
Inventory - Packaging	$0	$46,244	$0	$46,244
Inventory - Raw Materials & Components	$0	$24,478	$0	$24,478
IV-Work In Progress				
Inventory Invoiced not Received	$0	$241	$0	$241
Work in Progress	$0	$0	$0	$0
Total IV-Work In Progress	**$0**	**$241**	**$0**	**$241**
PrePaid Inventory	$0	$3,000	$0	$3,000
Total Inventory	**$0**	**$78,165**	**$0**	**$78,165**
Other Current Assets				
Due from Ilex Ag LLC	$23,701	$0	$0	$23,701
Intercompany Activity				
Due To Ilex Management	$0	($203,647)	$0	($203,647)
Due to Ilex Merchandise	($590,249)	$0	$0	($590,249)
Due To Ilex Organics LLC	($1,129,280)	$0	$0	($1,129,280)
Due to Ilex Organics	$0	($80,976)	$0	($80,976)
Due from Ilex Merch	$203,647	$0	$0	$203,647
Due from Ilex Management	$0	$590,249	$1,129,280	$1,719,530
Due From Ilex Merchandise	$0	$0	$80,976	$80,976
Total Intercompany Activity	**($1,515,883)**	**$305,627**	**$1,210,256**	**$0**
Clearing Accounts				
Amazon Clearing	$0	$270	$0	$270
Facebook Clearing	$0	$206	$0	$206
Faire Clearing	$0	$161	$0	$161
PayPal clearing	$0	$50	$0	$50
Shopify Clearing	$0	$4,509	$0	$4,509
Total Clearing Accounts	**$0**	**$5,197**	**$0**	**$5,197**
InKind Services Pending	$0	$0	$75,000	$75,000
Total Other Current Assets	**($1,492,182)**	**$310,823**	**$1,285,256**	**$103,898**
Total Current Assets	**($1,490,070)**	**$425,774**	**$1,386,001**	**$321,705**
Fixed Assets				
Plant Equipment	$0	$0	$36,750	$36,750
Investments or Other Non-Current Assets				
Intangible Assets	$0	$0	$79,100	$79,100
zAccumulated amortization	$0	$0	($31,807)	($31,807)
Total Investments or Other Non-Current Assets	**$0**	**$0**	**$47,293**	**$47,293**
Total Non-Current Assets	**$0**	**$0**	**$84,043**	**$84,043**
Total Assets	**($1,490,070)**	**$425,774**	**$1,470,044**	**$405,748**
LIABILITIES				

	Ilex Management, LLC	ilex Merchandise, LLC	Ilex Organics, LLC	Total
Short Term Debt				
Credit Cards Payable				
AMEX - Platinum - 61004	$3,681	$0	$0	$3,681
CapOne Spark - 5931	$0	$20,897	$0	$20,897
Total Credit Cards Payable	**$3,681**	**$20,897**	**$0**	**$24,578**
Gift Card Liability	$0	$510	$0	$510
Total Short Term Debt	**$3,681**	**$21,407**	**$0**	**$25,088**
Accounts Payable				
Accounts Payable (A/P)	$239,972	$60,388	$0	$300,360
Tax Liability				
Florida Department of Revenue Payable	$0	$880	$0	$880
Total Current Liabilities	**$243,653**	**$82,675**	**$0**	**$326,328**
Other Non-Current Liabilities				
Notes Payable				
NP SBA	$0	$0	$25,563	$25,563
NP SBA.SoBank	$0	$0	$999,467	$999,467
NP Amazon Capital	$0	$3,961	$0	$3,961
NP Shopify Capital	$0	$749	$0	$749
Due to Kickfurther	$0	$0	$28,803	$28,803
Due to Maryann White	$0	$0	$51,535	$51,535
Total Notes Payable	**$0**	**$4,709**	**$1,105,368**	**$1,110,077**
Total Other Non-Current Liabilities	**$0**	**$4,709**	**$1,105,368**	**$1,110,077**
Total Non-Current Liabilities	**$0**	**$4,709**	**$1,105,368**	**$1,110,077**
Total Liabilities	**$243,653**	**$87,384**	**$1,105,368**	**$1,436,405**
EQUITY				
Retained Earnings				
Opening balance equity	$379,927	$273,696	($653,624)	$0
Retained Earnings	($1,629,538)	$53,267	($43,705)	($1,619,976)
Total Retained Earnings	**($1,249,611)**	**$326,963**	**($697,329)**	**($1,619,976)**
Current Earnings				
Net Income	($484,112)	($16,952)	($68,057)	($569,121)
Other Equity				
Owner Investments				
Owner investments	$0	$28,378	$0	$28,378
Investment in Ilex Merchandise	$0	$0	($28,378)	($28,378)
Total Owner Investments	**$0**	**$28,378**	**($28,378)**	**$0**
.YB Partners	$0	$0	$41,412	$41,412
Ilex Investors				
.Ilex Investors	$0	$0	($100,000)	($100,000)
Lisa Handley Bonner	$0	$0	$5,000	$5,000
M Three	$0	$0	$100,000	$100,000
Nurture Partners	$0	$0	$100,000	$100,000
OMG LOL	$0	$0	$250,000	$250,000
Rilke van Buren	$0	$0	$50,000	$50,000
Robert Steele	$0	$0	$50,000	$50,000
Yvonne H. Fu	$0	$0	$25,000	$25,000
Zonc LLC	$0	$0	$50,000	$50,000
Total Ilex Investors	**$0**	**$0**	**$530,000**	**$530,000**
SAFE note issued				
Aaron Earls	$0	$0	$50,000	$50,000
Brian Rankin	$0	$0	$25,000	$25,000
Frank Vertoli	$0	$0	$20,000	$20,000
Inverstor-Safe	$0	$0	$100,000	$100,000
James McGrath	$0	$0	$50,000	$50,000
M Three.	$0	$0	$100,000	$100,000
Mary Jane Greenlee	$0	$0	$25,000	$25,000
Mason Denton	$0	$0	$50,000	$50,000
Total SAFE note issued	**$0**	**$0**	**$420,000**	**$420,000**
.WeFunder SPV SAFE	$0	$0	$167,028	$167,028

	Ilex Management, LLC	ilex Merchandise, LLC	Ilex Organics, LLC	Total
Total Other Equity	$0	$28,378	$1,130,062	$1,158,440
Total Equity	($1,733,723)	$338,390	$364,676	($1,030,657)
Total Liabilities & Equity	($1,490,070)	$425,774	$1,470,044	$405,748

PROFIT & LOSS	Jan 2023	Feb 2023	Mar 2023	Apr 2023	May 2023	Jun 2023	Jul 2023	Aug 2023	Sep 2023	Oct 2023	Nov 2023	Dec 2023	Total
Revenue													
Cafe Sales	$1,499	$3,346	$1,985	$961	$1,682	$5,375	$3,101	$2,661	$1,353	$651	$908	$932	$24,454
Event Sales	$123	$338	$0	$0	$166	$0	$143	$0	$25	$0	$1,907	$0	$2,702
Marketplace Revenue													
Shopify Sales	$10,691	$7,530	$7,187	$7,319	$8,476	$4,532	$4,588	$5,203	$5,308	$8,368	$15,700	$13,504	$98,406
TV Home Shopping Sales	$0	$0	$0	$0	$0	$0	$55	$0	$0	$0	$0	$0	$55
Total Marketplace Revenue	$10,691	$7,530	$7,187	$7,319	$8,476	$4,532	$4,643	$5,203	$5,308	$8,368	$15,700	$13,504	$98,461
Platform Revenue													
Amazon Sales	$11,595	$11,211	$8,419	$8,333	$7,302	$6,894	$6,934	$6,849	$6,963	$8,715	$12,187	$9,499	$104,901
Faire Sales	$2,052	$1,094	$1,899	$1,692	$1,638	$1,116	$2,520	$702	$1,539	$1,779	$1,791	$1,611	$19,433
Total Platform Revenue	$13,647	$12,305	$10,318	$10,025	$8,940	$8,010	$9,454	$7,551	$8,502	$10,494	$13,978	$11,110	$124,334
Wholesale Revenue													
Wholesale Tea	$2,047	$4,136	$22,439	$22,644	$1,068	$44,233	$16,087	$22,972	$6,517	$5,247	$4,002	$10,349	$161,740
Sales of Product Income	$99	($23)	($123)	$3,782	$564	($1,207)	($100)	($319)	$251	($36)	$3,479	$130	$6,499
Total Wholesale Revenue	$2,146	$4,113	$22,316	$26,425	$1,632	$43,025	$15,987	$22,653	$6,768	$5,212	$7,481	$10,479	$168,239
Other Revenue													
Interest earned	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$1
Shipping Income	($17)	($15)	($32)	($23)	$4	$31	($16)	($147)	$7	$209	($3)	$0	$0
zCredit card rewards	$64	$24	$120	$0	$0	$70	$0	$0	$0	$0	$0	$0	$279
Total Other Revenue	$47	$9	$88	($23)	$5	$101	($16)	($147)	$7	$209	($3)	$0	$279
Tours Yaupon Factory	$0	$0	$0	$16	$0	$0	$0	$0	$0	$0	$0	$0	$16
Total Revenue	$28,153	$27,641	$41,894	$44,723	$20,900	$61,043	$33,312	$37,922	$21,964	$24,935	$39,972	$36,025	$418,486
Cost of Sales													
Cafe Related Costs													
Cafe - Food Purchases	$0	($75)	$0	$0	$0	$2,991	$1,043	$0	$0	$0	$0	$0	$3,960
Cafe - Shop IV Purchases	$0	$0	$0	$0	$0	$24	$0	$0	$0	$0	$0	$0	$24
Cafe - Supplies & Materials	$211	$209	$171	$229	$0	$247	$343	$137	$301	$461	$171	$343	$2,825
Total Cafe Related Costs	$211	$134	$171	$229	$0	$3,262	$1,386	$137	$301	$461	$171	$343	$6,809
Tea Production Related Costs													
Cost of Goods Sold - Tea	$13,648	$13,400	$20,310	$21,681	$10,132	$29,593	$16,149	$18,384	$10,648	$12,088	$19,378	$17,465	$202,878
Packaging and Packaging Suppli...	$554	$1,294	$409	$751	$921	$1,629	$1,714	$41	$502	$190	$1,017	$379	$9,403
Production Supplies	$0	$0	$0	$0	$0	$945	$120	$31	$0	$0	$723	$810	$2,628
Ingredients Expense	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$700	$0	$700
Total Tea Production Related Costs	$14,202	$14,695	$20,719	$22,433	$11,053	$32,167	$17,984	$18,456	$11,150	$12,278	$21,818	$18,654	$215,609
Freight & Shipping													
Freight In Expense	$176	($120)	$0	$0	$0	$0	$0	$0	$0	$0	$250	$391	$698
Shipping Out Expense	$7,473	$6,769	$5,484	$5,186	$4,451	$2,315	$6,848	$3,433	$5,452	$6,472	$10,146	$8,991	$73,018
Total Freight & Shipping	$7,650	$6,650	$5,484	$5,186	$4,451	$2,315	$6,848	$3,433	$5,452	$6,472	$10,396	$9,382	$73,717
Vendor Chargebacks	$1	$173	$7	$0	$0	$0	$0	$0	$0	$500	$6,632	$0	$7,314
Yaupon Trees	$290	($290)	$400	$0	$208	$0	$0	$0	$0	$0	$0	$0	$608
Total Cost of Sales	$22,353	$21,362	$26,781	$27,847	$15,712	$37,744	$26,218	$22,026	$16,904	$19,711	$39,017	$28,379	$304,055
Gross Profit	$5,800	$6,279	$15,113	$16,876	$5,188	$23,299	$7,095	$15,896	$5,060	$5,223	$955	$7,646	$114,430
Expenses													
Marketing, Sales, Promotion													
Advertising, Marketing and Prom...	$10,087	$1,850	$1,297	$3,861	$1,883	$1,917	$1,300	$3,394	$2,031	$5,527	$4,272	$4,228	$41,647
Advertising - Social media	$2,927	$2,778	$3,273	$1,064	$2,385	$787	$3,154	$1,781	$1,818	$2,294	$4,571	$3,525	$30,357
Event Expense	$95	$606	$2,041	$319	$0	$325	$0	$0	$723	$0	$0	$0	$4,109
Sales Commission Expense	$0	$79	$0	$0	$151	$193	$0	$350	$0	($350)	$0	$0	$423
Total Marketing, Sales, Promotion	$13,110	$5,313	$6,610	$5,244	$4,419	$3,222	$4,454	$5,525	$4,572	$7,471	$8,843	$7,753	$76,536
Personnel Related Costs													
Cafe - Support	$97	$336	$217	$0	$0	$230	$0	$0	$0	$0	$0	$0	$880
Production Labor Support	$8,078	$11,069	$12,493	$9,778	$6,238	$11,576	$8,611	$9,223	$12,323	$10,898	$10,599	$14,818	$125,705
Senior Staff - Production	$125	$125	$625	$500	$500	$765	$500	$500	$625	$500	$500	$625	$5,890
Sales and Marketing representati...	$8,044	$6,310	$10,454	$6,011	$5,482	$6,939	$4,306	$4,306	$5,342	$4,306	$4,306	$6,459	$72,265
Senior Staff - Development & Pr...	$0	$0	$560	$0	$0	$0	$3,647	$3,000	$0	$8,000	$9,000	$2,500	$26,707
Total Personnel Related Costs	$16,345	$17,840	$24,350	$16,289	$12,220	$19,510	$17,064	$17,029	$18,290	$23,704	$24,405	$24,402	$231,447
Facilities & Vehicles													
Rent	$5,653	$4,505	$4,505	$4,622	$4,680	$4,680	$4,680	$4,680	$5,084	$5,155	$5,000	$5,441	$58,685
Repairs & maintenance	$0	$0	$300	$339	$68	$235	$680	$290	$450	$531	$812	$230	$3,934
Security Services	$0	$0	$0	$348	$0	$0	$363	$0	$0	$348	$0	$0	$1,060
Vehicle gas & fuel	$71	$195	$134	$73	$60	$80	$0	$0	$305	$382	$172	$272	$1,745
Utilities	$993	$1,170	$1,104	$844	$1,349	$785	$1,947	$1,019	$816	$1,956	$987	$646	$13,616
Total Facilities & Vehicles	$6,718	$5,870	$6,043	$6,226	$6,157	$5,780	$7,670	$5,989	$6,655	$8,373	$6,971	$6,589	$79,041
Overhead & Administration													
Bank fees & service charges	$3,054	$1,780	$1,646	$918	$629	$1,495	$762	$2,837	$489	$2,866	$574	$464	$17,513

	Jan 2023	Feb 2023	Mar 2023	Apr 2023	May 2023	Jun 2023	Jul 2023	Aug 2023	Sep 2023	Oct 2023	Nov 2023	Dec 2023	Total
Rebates & Penalties	$0	$0	$45	$32	$17	$0	$0	$0	$0	$0	$0	$0	$94
Paypal Fees	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$72	$147	$219
Bad Debt Expense	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$3,313	$0	$3,313
Business licences	$0	$0	$0	$0	$0	$729	$0	$85	$0	$125	$0	$446	$1,385
Contributions to charities	$0	$0	$0	$945	$0	$0	$0	$53	$0	$60	$103	$0	$1,161
Fundraising Fee	$0	$0	$0	$0	$0	$10,287	$0	$0	$0	$2,240	$0	$0	$12,527
Insurance	$329	$329	$329	$329	$332	$332	$332	$332	$332	$332	$332	$332	$3,974
Insurance - Workers Compensati...	$2,634	$818	$818	$818	$818	$818	$0	$0	$6,594	$0	$0	$0	$13,317
Interest paid	$4,594	$4,804	$4,219	$59	$4,730	$58	$14,006	$4,672	$0	$9,344	$9,357	$88	$55,931
Legal and Professional Services	$3,475	$0	$0	$0	$0	$189	$314	$0	$0	$0	$0	$189	$4,167
Legal Services	$0	$500	$0	$0	$0	$2,938	$3,879	$800	$1,080	$2,350	$0	$0	$11,546
Professional Fees & Services	$0	$7,240	$4,196	$3,495	$13,956	$5,779	$2,156	$3,838	$4,179	$6,975	$4,744	$3,844	$60,401
Memberships and Subscriptions	$0	$0	$0	$0	$0	$0	$256	$0	$0	$0	$15	$0	$271
Office supplies	$123	$46	$255	$106	$24	$75	$57	$125	$75	$75	$332	$596	$1,888
Online Systems Maintenance & S...	$0	$23,000	$4,312	$0	$0	$11,000	$0	$0	$11,000	$0	$0	$10,500	$59,812
Supplies & materials	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$42	$42
Software and Systems Applicatio...	$2,718	$2,388	$2,695	$2,656	$889	$3,876	$2,656	$2,303	$2,350	$2,425	$2,483	$2,714	$30,154
Taxes, Licenses & Permits	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$55	$55
Taxes paid	$0	$0	$0	$1,306	$0	$0	$508	$0	$0	$0	$0	$0	$1,813
AppleCard Expense	$0	$0	$0	$0	$0	$0	$0	$1,115	$0	$0	($1,115)	$0	$0
Travel - Air	$453	$896	$497	$110	$0	$0	$0	$0	$853	$0	$0	$0	$2,809
Travel - Lodging	$119	$368	$830	$145	$245	$554	$0	$259	$2,494	$182	$0	$530	$5,726
Travel - Meals	$267	$38	$429	$144	$6	$86	$0	$2	$1,128	$102	$563	$475	$3,240
Travel - Transportation	$34	$58	$590	$303	$71	$57	$0	$0	$749	$352	$416	$2,539	$5,170
Total Overhead & Administration	**$17,801**	**$42,264**	**$20,861**	**$11,366**	**$21,718**	**$38,272**	**$24,926**	**$16,420**	**$31,323**	**$27,428**	**$21,187**	**$22,961**	**$296,527**
Total Expenses	**$53,972**	**$71,288**	**$57,864**	**$39,125**	**$44,513**	**$66,783**	**$54,114**	**$44,963**	**$60,840**	**$66,976**	**$61,407**	**$61,706**	**$683,551**
Operating Profit	**($48,173)**	**($65,008)**	**($42,751)**	**($22,249)**	**($39,325)**	**($43,484)**	**($47,019)**	**($29,067)**	**($55,779)**	**($61,752)**	**($60,452)**	**($54,060)**	**($0.57)M**
Net Income	**($48,173)**	**($65,008)**	**($42,751)**	**($22,249)**	**($39,325)**	**($43,484)**	**($47,019)**	**($29,067)**	**($55,779)**	**($61,752)**	**($60,452)**	**($54,060)**	**($0.57)M**

Cash Flow evaluation

CASH FLOW STATEMENT	2023
OPERATING ACTIVITIES	
Net Income	($569,121)
Change in Accounts Payable	$95,112
Change in Tax Liability	$325
Change in Accounts Receivable	$100,210
Change in Inventory	$105,183
Change in Other Current Assets	($68,844)
Cash Flow from Operating Activities	**($337,136)**
INVESTING ACTIVITIES	
Change in Fixed Assets (ex. Depn and Amort)	($6,250)
Change in Investments or Other Non-Current Assets	$1,000
Cash Flow from Investing Activities	**($5,250)**
FINANCING ACTIVITIES	
Change in Other Equity	$437,028
Change in Short Term Debt	($38,463)
Change in Other Non-Current Liabilities	$24,100
Cash Flow from Financing Activities	**$422,665**
Change in Cash & Equivalents	**$80,279**
Cash & Equivalents, Opening Balance	$29,389
Cash & Equivalents, Closing Balance	$109,668

CASH FLOW ANALYSIS	2023
Revenue	$418,486
Cost of Sales (ex. Depreciation)	($304,055)
Expenses	($683,551)
Cash Tax Paid	$325
Change in Accounts Payable	$95,112
Change in Accounts Receivable	$100,210
Change in Inventory	$105,183
Change in Other Current Assets	($68,844)
Operating Cash Flow	**($337,136)**
Change in Fixed Assets (ex. Depn and Amort)	($6,250)
Change in Investments or Other Non-Current Assets	$1,000
Free Cash Flow	**($342,386)**
Change in Other Non-Current Liabilities	$24,100
Change in Retained Earnings and Other Equity	$437,028
Net Cash Flow	**$118,742**

NET CASH FLOW CAN ALSO BE CALCULATED AS:

Change in Cash on Hand $80,279 (Open: $29,389, Close: $109,668) — Change in Debt ($38,463) (Open: $63,551, Close: $25,088)

Ilex Organics LLC
Statement of Changes in Equity

For the Years Ended December 31, 2024 and 2023

(All amounts in USD)

Accounts	**2024**	**2023**
Opening balance of stockholders' equity	($1,046,118)	($898,565)
Net income (loss)	($538,241)	($569,121)
Issuance of SAFE notes	$690,000	$275,000
Issuance to Wefunder SPV	$0	$167,028
Issuance to Ilex Investors	$110,000	$100,000
In-kind services (non-cash adjustment)	($433,556)	$75,000
Closing balance of stockholders' equity	($1,217,916)	($1,046,118)

Ilex Organics LLC
Notes to the Financial Statements
For the fiscal year ended December 31, 2023
$USD

1. ORGANIZATION AND PURPOSE

Ilex Organics LLC (the "Company") is a company organized on May 1, 2021 under the laws of Delaware.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.